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January 21, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Abigail Adams and Celeste Murphy

Re:	Roth CH Acquisition I Co. Parent Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed November 31, 2020 File No. 333-250847

Dear Mmes. Adams and Murphy:

On behalf of our client, Roth CH Acquisition I Co. Parent Corp., a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 filed on December 31, 2020 (the “Registration Statement”) contained in the Staff’s letter dated January 14, 2021 (the “Comment Letter”). Please note that our responses below, insofar as relevant information relates to PureCycle Technologies LLC (“PCT”) or matters arising from PCT’s participation in the preparation of the Registration Statement, are based on our discussions with and information received from PCT or its counsel, Jones Day, who have similarly participated in the preparation and review of this response letter.

The Company has filed via EDGAR its amendment no. 2 to the Registration Statement (the “Amended Registration Statement”), which reflects responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by such response. All page references in the responses set forth below refer to the page numbers in the Amended Registration Statement. All capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers About the Proposals, page ix

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United States Securities and Exchange Commission

January 21, 2021

1.	We reissue comment 1. We disagree with your analysis. Revise to unbundle the changes to the charter that are not specific to special purpose acquisition companies.

Response: Changes reflecting the unbundling of the relevant matters for stockholder approval are reflected on the cover page to the proxy statement/prospectus, the Notice of Special Meeting to Stockholders, and on pages ix-x, and 72-79 of the Amended Registration Statement.

2.	We reissue comment 2. Where you address the various agreements, specifically disclose the approximate amount of the vote that is locked up and highlight that fact in the summary.

Response: Changes reflecting how much of the vote is locked up by the agreements entered into concurrently with the Merger Agreement are reflected on pages x, 5-6, 41, 53-54 and 147 of the Amended Registration Statement .

Summary, page 1

3.	We note your revised disclosure in response to comment 4. You added a risk factor related to this disclosure at the end of your section of "General Risk Factors." We disagree with your analysis that this is a general risk applicable to any public company. Revise to move the risk factor to a more appropriate section.

Response: We relocated the risk factor regarding the effects of the voting agreement on public stockholder to “Risks Related to the Combined Company’s Common Stock” as reflected on page 33-34 of the Amended Registration Statement.

The Special Meeting, page 1

4.	We note the revised disclosure in response to comment 5. Revise to disclose the positions held by the named individuals at Roth Captial Partners, LLC and Craig-Hallum Capital Group LLC, rather than referring to the individuals as senior executives.

Response: Changes in response to the Staff’s comment are reflected on pages 3-4 and 174 of the Amended Registration Statement to provide titles for Byron Roth, Gordon Roth and Aaron Gurewitz with Roth Capital Partners, LLC and to provide titles for Messrs. Hartfiel and Lipman with Craig-Hallum Capital Group, LLC.

United States Securities and Exchange Commission

January 21, 2021

Risk Factors, page 18

5.	We reissue comment 6 to the extent that you have not revised the risk factor to identify all the conditions that ROCH may waive without shareholder approval.

Response: Changes in response to the Staff’s comment are reflected on page 31 of the Amended Registration Statement. The Company notes that, while neither the Merger Agreement nor ROCH’s amended and restated certificate of incorporation explicitly requires stockholder approval of any waiver for the closing conditions listed, the Company believes the disclosure regarding applicable fiduciary duties arising under Delaware law affecting the exercise of business judgment by the ROCH board of directors in approving such a waiver is an important factor that board members will be aware of and stockholders approving the Business Combination should consider.

6.	We reissue comment 7. Revise the risk factor on page 31 or add another risk factor that discloses all the conflicts of interest, including those outlined on pages 62 and 133.

Response: Changes in response to the Staff’s comment are reflected on page 29 of the Amended Registration Statement.

Background of the Merger, page 56

7.	We reissue comment 12 in full. Your revised disclosure does not address the information sought in our comment, particularly with respect to the ROCH identifying and ruling out the initial 25 potential targets identified just after the IPO. To the extent you did revise the disclosure to address the narrowing of options to 3-4 companies between July 1 and August 26, 2020, revise to disclose the total number of target companies still under consideration. You state PCT, EV target and CG Target were addressed at board meetings, but later disclose that HC Target was apparently still under consideration. Further disclose the terms addressed with each of these companies and what transpired at each of the board meetings on June 10, July 7 and July 19 and which candidates were discussed. To the extent you have not done so, revise to disclose the timing and nature of the last contacts with each of EV Target, CG Target, HC Target and any other target still under consideration, ultimately clarifying when PCT became the only target under consideration.

United States Securities and Exchange Commission

January 21, 2021

Response: Changes in response to the Staff’s comment are reflected on pages 57-65 of the Amended Registration Statement.

8.	We reissue comment 16. We note the added disclosure that "PWP informed ROCH of several key topics to be addressed in reengaging with PCT," which implies the parties had cut off negotiations. Clarify when that happened, which party determined not to pursue the transaction, and disclose the "several key topics" addressed by PWC.

Response: Changes in response to the Staff’s comment are reflected on page 60 of the Amended Registration Statement.

9.	We note the revised disclosure on page 59 in response to comment 17. Please also revise to clarify what you mean by a "non-exclusive letter of intent." You abbreviate it as a "letter of intent" or "LOI," which is commonly thought to be exclusive. Please further describe the terms of the agreement that render it "non-exclusive" and revise your abbreviation so that it will not be confused with an exclusive letter of intent.

Response: Changes in response to the Staff’s comment are reflected on page 59-60 of the Amended Registration Statement.

10.	We reissue comment 18 to the extent that you have not clarified C-H's involvement in the negotiations, or how they became the go-between between counsel and PCT.

Response: The Company notes that the revised disclosure appearing on page 59 of Amendment No. 1 already discloses that C-H‘s involvement in the negotiations of the definitive Merger Agreement were simply that of noting a potential duplication of effort by counsel. As soon as C-H realized that Jones Day may have already begun work on a preliminary document (based on discussions between PCT and C-H concerning the transaction timetable) and in light of the fact that Mr. Nussbaum had not yet circulated a draft of the Merger Agreement, C-H contacted Mr. Nussbaum and then forwarded to PCT and Jones Day the draft Mr. Nussbaum provided. C-H had no other such contacts and did not serve in a go-between role between counsel and PCT. Changes to more clearly convey the foregoing facts are reflected on Page 61 of the Amended Registration Statement.

United States Securities and Exchange Commission

January 21, 2021

11.	We reissue comment 20. Provide the additional detail regarding the background of negotiations with PCT throughout the process, including disclosure of the initial terms and when, how and why they changed over time. For example, explain the proposed terms and conditions PCT and ROCH addressed in the week after July 23, 2020. Discuss how the potential PIPE transaction came to be part of the discussion in July, and how and why it changed over time. Further explain the changes to the potential terms of the transaction over time, including quantifying the consideration and how the terms of the PCT management employment agreements evolved.

Response: Changes in response to the Staff’s comment are reflected on pages 57-65 of the Amended Registration Statement.

12.	We note the summary disclosure provided in response to comment 23 and reissue the comment. Provide additional detail of the valuations performed and disclose who prepared them.

Response: Changes in response to the Staff’s comment are reflected on page 58 of the Amended Registration Statement.

Proposal No. 1--The Business Combination Proposal Certain PCT Projected Financial Information, page 63

13.	We note the projections and related disclosure added here in response to comment 15. You state that "management of PCT prepared the projections set forth below to present key elements of the forecasts provided to ROCH." On page 64, you describe these as "a summary of the projections." Revise to clarify if you have disclosed all the projections provided to ROCH, or only key elements. If you have not provided all projects given to ROCH, revise to include all material projections, provide us all of the projections and tell us why you believe any projections not included in the document are not material. In addition, revise the document to disclose all material assumptions underlying the projections.

Response: Changes in response to the Staff’s comment are reflected on pages 65-67 of the Amended Registration Statement. With one exception, these changes were made to include the projections provided to ROCH’s Board of Directors, which include all of the material projections provided by PCT to ROCH. The Company is supplementally providing the Staff with copies of all of the projected financial information made available to ROCH in July and September 2020 as part of its electronic dataroom and certain operational plant data and has filed a confidential treatment request under the Commission’s Rule 83 regarding such materials. The Company also advises the Staff that, based on discussions with ROCH’s Board of Directors, ROCH’s senior executives and investment analysts that were involved in the process of reviewing such dataroom on behalf of ROCH, the additional projected financial information was not provided to the ROCH Board of Directors, but were reviewed only by Byron Roth, ROCH’s Chief Executive Officer and Chairman, John Lipman, ROCH’s Chief Operating Officer and director, Rick Hartfiel, ROCH’s co-President and ROCH’s quantitative experts. Following this review, a summary presentation, which included projected EBITDA for the Combined Company--the information upon which the valuation of the Combined Company would be calculated--among other things, was prepared and provided to ROCH’s Board of Directors.

With the exception of the projected number of plants operating per year, the projections included in the Amended Registration Statement--the material projections--match the summary presentation prepared and provided to ROCH’s Board of Directors, which ROCH's Board of Directors considered in connection with its approval of the proposed Business Combination. We believe the projected number of operational plants data is not material because the key metric, the annual production volume, is the product of the number of plants multiplied by the average plant capacity. In other words, the number of plants included in the model shared with ROCH was designed to be illustrative of one approach to achieve the annual production volume, but was one of several combinations of average plant capacity and number of plants that management is considering to achieve the annual production volume and associated financial targets. In this regard, PCT evaluates various strategies to achieve its financial goals and commercialization objectives on an ongoing basis, and PCT believes these objectives could be achieved with a variety of plant configurations depending on plant size, capacity, cost, geographic location, sequencing and timing. We also do not believe the rest of the projections are material because they (1) were not presented to ROCH’s Board of Directors, (2) provide ancillary data points that were not material to the valuation and (3) provide the components for one of several different scaling alternatives that the Combined Company could pursue to achieve the financial outcome presented in the summary presentation.

United States Securities and Exchange Commission

January 21, 2021

Material U.S. Federal Income Tax Considerations, page 80

14.	We reissue comment 25 to the extent that your disclosure continues to state what you "expect" the tax consequences to be and what certain consequences "should" be, without describing the degree of uncertainty, such as "more likely than not." Furthermore, as you state the exchange offer should be non-taxable, please provide an opinion of counsel. As stated in comment 25, refer to Section III.C. of Staff Legal Bulletin No. 19 for guidance regarding the tax opinion.

Response: Changes in response to the Staff’s comment are reflected on pages 96-99 of the Amended Registration Statement. An opinion of Loeb & Loeb LLP regarding tax matters has been provided as Exhibit 8.1 to the Amended Registration Statement.

PCT Executive Compensation, page 128

15.	Revise the disclosure here and with respect to ROCH executive compensation to provide the data for the latest completed fiscal year ended December 31, 2020, as required by Item 402 of Regulation S-K.

Response: Changes in response to the Staff’s comment are reflected on pages 140-146 of the Amended Registration Statement.

ROCH Executive Compensation, page 128

16.	We note your response to comment 37. Given there is no limit and these expenses are incurred by those who review them, revise page 160 to clarify that "each expense for which the SPAC reimburses its executive officers and directors is 'integrally and directly related' to the performance of their duties'" and, as such, the reimbursements are not compensation or perquisites.

Response: Changes in response to the Staff’s comment are reflected on page 173 of the Amended Registration Statement.

United States Securities and Exchange Commission

January 21, 2021

Please do not hesitate to contact Norwood Beveridge at (914) 374-4205 or Mitchell Nussbaum at (212) 407-4159 of Loeb & Loeb LLP or Joel T. May at (404) 581-8967 of Jones Day with any questions or comments regarding this letter.

Sincerely,

Loeb & Loeb LLP

cc:	Gordon Roth
Roth CH Acquisition I Co. Parent Corp.

Michael Otworth
PureCycle Technologies LLC

Joel T. May, Esq.
Patrick S. Baldwin, Esq.
Jones Day